UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       Continental Health Affiliates, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                           (Title of Class Securities)

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                                    211477104
                                 (Cusip Number)

                            Andrew J. McLaughlin, Jr.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 425-0400
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(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                    Communications)

                               September 30, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 211477104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Andrew J. McLaughlin, Jr. - S.S. ####-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [  ]
                                                                       (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [  ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF                  7  SOLE VOTING POWER
SHARES                         1,009,391 Shares
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                        --Shares
EACH                       9  SOLE DISPOSITIVE POWER
PEPORTING                      1,009,391 Shares
PERSON WITH               10 SHARED DISPOSITIVE POWER
                                --Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,009,391 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.9%

14  TYPE OF REPORTING PERSON*
         IN

Note: Portions of this Schedule are restated as required by Rule 101(a)(2)(ii) of Regulation T.

ITEM 1.  SECURITY AND ISSUER.

         Same.

ITEM 2.  IDENTITY AND BACKGROUND.

This report is being filed by Andrew J. McLaughlin, Jr.

     The number of shares of the Company's Common Stock held for which Andrew J. McLaughlin, Jr. has sole voting or dispositive power is:

NUMBER OF SHARES                             BENEFICIAL OWNER
OF COMMON STOCK

1,009,391 (10.9%)                           Andrew J. McLaughlin, Jr.

         Percentages are computed on the basis of 9,288,716 outstanding shares of Common Stock as reported by the Company as of September 27, 1996 in its most recent 10-K.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

         Same.

ITEM 4.  PURPOSE OF TRANSACTION.

         Same.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b).    Reference is made to the answer in Item 2
hereof.


(c).            The following sales have been made within the last 60 days.


SELLER                     PRICE            # OF SHARES       TRADE DATE

Andrew J. McLaughlin, Jr.  $2.500           4000              9-30-96

GIFT:    On September 30, 1996, Andrew J. McLaughlin, Jr. donated 100,000 shares of Continental Health Affiliates, Inc. to Spring Hill College, Mobile, Alabama.

(d)   and (e).    Not applicable.

ITEM 6. Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

                  None.

ITEM 7.  Materials to be Filed as Exhibits.

                  None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 10, 1996                      /s/ Andrew J. McLaughlin,Jr.
                                          ------------------------------------
                                          Andrew J. McLaughlin, Jr. ,
                                          individually, as general partner and
                                          as Trustee for Loeb Rhoades Hornblower
                                          Profit Sharing Trust FAO Andrew J.
                                          McLaughlin, Jr.